UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 9, 2015**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

Meredith Corporation (the Company) presented at the Deutsche Bank Media, Internet and Telecom Conference on March 9, 2015. Chief Executive Officer Stephen M. Lacy and Chief Financial Officer Joseph Ceryanec discussed Company developments and responded to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through April 9, 2015.

Item 9.01   Financial Statements and Exhibits

      (c) Exhibits

          99   Slide presentation at the Deutsche Bank Media, Internet and Telecom Conference on March 9, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 9, 2015

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the Deutsche Bank Media, Internet and Telecom Conference on March 9, 2015.



































meredith
brand licensing
4
KMOV
kmov.com
Parents
SAVOR SUMMER!
Better Homes and Gardens.
MARTHA STEWART
Living
Fresh Thinking
SER Padres
¡FELIZ DÍA, MAMI!
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
46 QUICK & FRESH RECIPES
Easy, Healthy Dinners IN A BOWL
THE TRUTH ABOUT SODIUM
ARE YOU BUYING The Right Meat?
Tiny Gardens Big Rewards
CRISP & PEPPERY RADISHES!
meredith
brand licensing
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
MEXICAN MADE RIGHT
100+ TIPS & TRICKS
FISH YOU'LL FLIP FOR!
SATELLITE / RADAR
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
SHAPE
LOSE 10 LBS THIS MONTH
The High School Musical workout
THE DIET MISTAKE even slim women make
250 CALORIES
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

2015 Deutsche Bank Media, Internet & Telecom Conference
March 9, 2015

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.





Agenda

❖ **Meredith Overview**

❖ National Media Group

❖ Local Media Group

❖ Total Shareholder Return

Meredith at a Glance

National Media
Revenue: $1B
EBITDA: $150M

Local Media
Revenue: $550M
EBITDA: $200M

Figures represent consensus estimates for Fiscal 2015

Recent Strategic Accomplishments

National Media

- ❖ Rapid growth in digital, mobile, video and social platform

- ❖ Added Shape and Martha Stewart properties to portfolio

- ❖ Acquired Selectable Media digital ad technology platform

- ❖ Established presence in the wedding marketplace

- ❖ Strong performance from brand licensing and marketing services activities



Recent Strategic Accomplishments

Local Media

- ❖ Added strong stations to group; created 2 duopolies

- ❖ Record revenue and EBITDA performance

- ❖ Stronger-than-expected political advertising revenue

- ❖ Increased retransmission revenue and contribution

- ❖ Expanded digital and mobile businesses



Recent Strategic Accomplishments

Corporate

- Grew dividend for 22st straight year; Yielding 3-4 percent
- Authorized $100 million for share repurchases
- Invested more than $500 million in acquisitions
- Fixed more than half of debt at low rate
- Successful execution of Total Shareholder Return Strategy



meredith

Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

National Media Group Footprint

Largest female audience across every life stage and platform



YOUNG WOMEN   NEW NESTERS   YOUNG FAMILIES   ESTABLISHED FAMILIES   WOMEN OF WORTH

Our Brands Speak to Her About What Matters Most

Seasons and styles change but women's priorities remain the same

HER HOME



HER FAMILY



HERSELF



Our Brands Resonate Across Generations

Meredith Reaches 60 Percent of Millennial Women

MILLENNIALS	**GEN X**	**BABY BOOMERS**
1979-1995	1965-1978	1946-1964
60%	67%	73%



Our Consumer Connection is Growing

Digital is adding to our total audience, and is not cannibalizing print

Audience (in millions)

200
175
150
125
100
75
50

2009 2010 2011 2012 2013 2014

Mobile
15% of audience

Online
25% of audience

Print
60% of audience

Source: MRI and ComScore



First Party Data is Our Differentiator



- **We focus on women at scale:**
  - 100 million consumers
  - 70 million unique visitors

- **1st party data is based on direct behavioral engagement**

- **We operate across platforms**

- **Data is our DNA**
  - Team of expert data analysts
  - Identify trends and consumer intent
  - Used to find, inform and reach consumers throughout purchase path



Advertising Mix Increasingly Multi-Platform

Microsoft App



Crocs



Ghirardelli



Aetna



Increasing Digital Advertising Revenue



Strong Performance from Non-Advertising Activities







Walmart Direct to Retail



Digital Syndication





Cookware Licensee



FTD Floral Program



International Media Licensing



Real Estate Services



Expanding Our Competitive Position

Women's Lifestyle:

- Shape
- Shape.com
- Martha Stewart Living
- Marthastewart.com







Jenny McCarthy's Slimming Secret: SKINNYSTIX
SHAPE
Jada Pinkett Smith
HOW SHE STAYS ON TOP AT 43
FLAT ABS
LEAN LEGS
FIRM BUTT!
Zero Belly Diet
5 Minutes To Flawless Skin
Closer, Sexier Sex In Just One Move
New! SPORTY STYLES FOR KILLER CONFIDENCE
Get More Energy for Everything

halloween
holiday
GIFTS

MARTHA STEWART
Living
Cookies everyone will love
76 BUDGET-FRIENDLY GIFTS
celebrate, decorate, make & give

Wedding media:

- Martha Stewart Weddings
- Mywedding.com







MARTHA STEWART
weddings
THE STYLE ISSUE
MARTHA STEWART
weddings
BRIGHT & BEAUTIFUL shoes, jewelry, and you!
FLIRTY SUMMER dresses
COUTURE cupcakes
INSPIRED real weddings
SUPER-SUNNY color
STYLE MADE Easy

mywedding®

New product launches:

- Eat This, Not That!



THE NO-DIET WEIGHT LOSS SOLUTION
EAT THIS NOT THAT!
50+ FAST WEIGHT-LOSS RECIPES
148 Smart Food Swaps
62 Super Saver Tips
75 Quick Family Dinners
LOSE UP TO 16 POUNDS In Just 14 Days!
17 BEST-EVER BURGERS!
157 GREATEST SUPERMARKET FOODS

Advertising technology:

- Selectable Media

SELECTABLE MEDIA



Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

Meredith's Local Media Group



Portland
(FOX + MYTV)
Springfield
(ABC + CBS + FOX)
Saginaw
(CBS)
Hartford (CBS)
Las Vegas
(FOX)
Kansas City
(CBS + MYTV)
St. Louis
(CBS)
Nashville
(NBC)
Greenville
(FOX)
Phoenix
(CBS +
Independent)
Atlanta
(CBS + WPCH)
Mobile-Pensacola
(FOX)

Record Revenue and EBITDA


300
250
200
150
100
50
0
$178
$33
$140
$198
$38
$160
$281
$42
$239
1H FY2011
1H FY2013
1H FY2015
Political advertising revenue
Non-political revenue

$ in millions

Growing Retransmission Revenue and Contribution

MVPD	Renewal Date
MVPD	
Satellite	**FY 2017**
Phone	**FY 2016**
Cable	**FY 2016 - 2018**
Network Affiliation / Market	**Renewal Date**
CBS	
Hartford/Springfield	**FY 2016**
St. Louis	**FY 2017**
Atlanta, Phoenix, Kansas City, Flint/Saginaw	**FY 2018**
FOX	
Springfield	**FY 2016**
Portland, Las Vegas, Greenville, Mobile-Pensacola	**FY 2018**
NBC Nashville	**FY 2018**
ABC Springfield	**FY 2020**

Great Stations Added to Portfolio
Increases Number of Duopolies to 5



Phoenix: Market 11

❖ Powerful station that produces most news in Arizona



St. Louis: Market 21

❖ CBS affiliate ranks #1 in midday, evening and late news



Mobile: Market 59

❖ Market leading Fox affiliate in fast-growing region



Springfield, MA

❖ ABC affiliate/Fox on digital tier strengthens competitive position



Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

Three Year Shareholder Exceed Broader Market

TSR (%)

	S&P 500 Actual	MDP Actual
	71%	124%

Multiple sources including BCG Investor Survey and Value Line
* Actual represents the period of Oct. 25, 2011 to Oct. 24, 2014



24

Consistent Dividend Growth

13 Percent CAGR Over 10 Years



$0.38 — 2003
$0.64 — 2006
$0.90 — 2009
$1.53 — 2012
$1.83 — 2015

Annual Dividends Paid

Active Share Repurchase Program



Cumulative Share Repurchases

meredith

Our Strategic Priorities

Local Media

- ❖ Grow non-political advertising revenue
- ❖ Increase retransmission revenue and contribution
- ❖ Enhance digital and mobile platforms
- ❖ Complete integration of station acquisitions

National Media

- ❖ Evolve and strengthen our advertising activities
- ❖ Aggressively expand our digital-related businesses
- ❖ Integrate new business additions
- ❖ Grow revenue from individual consumer

Corporate

- ❖ Continue to consolidate our respective industries
- ❖ Increase cash returned to shareholders
- ❖ Execute Total Shareholder Return strategy



5 Reasons to Invest in Meredith

1   Largest reach to American women across life stages

2   Powerful national and local media brands

3   Growing digital and mobile activities

4   Aggressively adding new revenue streams

5   Track record of returning cash to shareholders





































meredith
brand licensing
4
KMOV
kmov.com
Parents
SAVOR SUMMER!
Better Homes and Gardens.
MARTHA STEWART
Living
Fresh Thinking
NEW INSPIRATIONS FOR THE NEW YEAR
CITRUS MARMALADES, SALADS & SWEETS
MARTHA'S TOP 10 TIPS
CLOSET MAKEOVERS
SER Padres
¡FELIZ DÍA, MAMI!
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
Easy, Healthy Dinners IN A BOWL
THE TRUTH ABOUT SODIUM
ARE YOU BUYING The Right Meat?
Tiny Gardens Big Rewards
46 QUICK & FRESH RECIPES
CRISP & PEPPERY RADISHES!
meredith
brand licensing
CBS 5
CBS5AZ.com
FamilyCircle
25 HEALTHY SNACKS
MAKE-AHEAD WEEKNIGHT MEALS
EASY ORGANIZING IDEAS
allrecipes
Fresh, fast, five stars!
MEXICAN MADE RIGHT
100+ TIPS & TRICKS
FISH YOU'LL FLIP FOR!
SATELLITE / RADAR
3
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
Reese Witherspoon's body-sculpting secret • WIN a luxury vacation
SHAPE
LOSE 10 LBS THIS MONTH
The High School Musical Workout
THE DIET MISTAKE even slim women make
250 CALORIES
PLUS Look better naked! Real women show—and tell
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

2015 Deutsche Bank Media, Internet & Telecom Conference

March 9, 2015